UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 8 November 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Road.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____



2019 MEDIA RELEASE

OPERATING UPDATE

Quarter ended 30 September 2019

JOHANNESBURG. 8 November 2019: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2019. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Key Statistics

Figures are in millions unless otherwise stated		United States Dollars Quarter		
		September 2019	June 2019	September 2018
Gold produced*	oz (000)	**523**	541	533
Tonnes milled/treated	000	**9,850**	9,037	8,878
Revenue (excluding Asanko)	US$/oz	**1,469**	1,297	1,184
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**44**	42	41
All-in sustaining costs – original interpretation	US$/oz	**1,018**	985	977
All-in sustaining costs – revised interpretation guidance WGC	US$/oz	**947**	910	–
Total all-in cost	US$/oz	**1,084**	1,132	1,140
Net debt (Pre – IFRS16)	US$m	**1,401**	1,498	1,564
Net debt (Post – IFRS16)	US$m	**1,735**	1,794	–

*Gold produced in this table is attributable and includes Gold Fields share of 45 per cent in Asanko.

All of the key statistics are managed figures.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent), Cerro Corona in Peru (99.5 per cent), Gruyere JV (50 per cent) and Asanko JV (45 per cent equity share).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.

Figures may not add as they are rounded independently.

STOCK DATA FOR THE 3 MONTHS ENDED 30 SEPTEMBER 2019

Number of shares in issue		**NYSE – (GFI)**	
– at end September 2019	828,632,707	Range – Quarter	US$4.53 – US$6.14
– average for the quarter	828,632,707	Average Volume – Quarter	9,054,853 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR66.49 – ZAR95.79
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	3,466,471 shares/day

Statement by **Nick Holland,**
Chief Executive Officer of Gold Fields

Q3 2019 performance
Attributable equivalent gold production for the quarter was 2% lower YoY (3% lower QoQ) at 523koz. Production for the quarter was impacted by an unusually high lock up of gold in circuit at two of the Australian operations; lower grade at Damang as the mine transitions into the main pit; as well as lower grades mined and the lower price factor at Cerro Corona. South Deep delivered another improved quarter, with production increasing 6% QoQ.

All-in sustaining costs (AISC), on the original interpretation, were 4% higher YoY (3% higher QoQ) at US$1,018/oz, AISC, on the revised interpretation for Q3 2019 was US$947/oz, 4% higher QoQ. All-in costs (AIC) were 5% lower YoY (4% lower QoQ) at US$1,084/oz.

The net debt balance (pre-IFRS16) decreased by US$97m to US$1,401m from US$1,498m at 30 June 2019. Apart from the cash generated by the operations, there were a number of components that impacted the net debt during the quarter including: US$92m inflow from the sale of the Gold Road and Hummingbird stakes; US$34m outflow for the interim dividend; US$10m paid to Asanko as part of the deferred purchase consideration.

Regional operational performance
The Australian region produced 210koz for the quarter, down 6% YoY (up 2% QoQ), with Gruyere contributing for the first time. Production for the quarter was impacted by a build-up of gold in circuit at the end of the quarter at both St Ives and Gruyere, amounting to approximately 7koz in total which was recovered shortly after quarter-end. AIC for the region was A$1,538/oz (US$1,054/oz), up 16% YoY (down 14% QoQ) as the project capex at Gruyere comes to an end.

Production in Ghana for Q3 2019 was 205koz, up 5% YoY (down 5% QoQ), with AIC of US$1,067/oz, largely flat YoY (up 3% QoQ). As the reinvestment project at Damang progresses, the mine is currently transitioning through the anticipated lower (more variable) grade Huni sandstone lithology, which impacted production in the quarter.

Gold equivalent production at Cerro Corona was down 22% YoY (down 19% QoQ) at 65koz, due to lower grades mined (as per mining sequence) and the lower price factor. Consequently, AIC for the quarter was US$929 per equivalent ounce, up 34% YoY (up 29% QoQ).

Production at South Deep increased again in Q3 2019 to 1,897kg (61koz), up 23% YoY (up 6% QoQ). Encouragingly, AIC for the quarter decreased to R588,855/kg (US$1,258/oz), which enabled the mine to be cash positive for Q3 2019, being the second consecutive quarter. There was continued QoQ improvement in a number of enabling activities at the mine including, destress mining, long hole stoping and placement of backfill. South Deep is expected to exceed its production guidance for the year by between 5% and 10%. The AIC guidance is expected to be achieved.

Update on projects
Gruyere
Gruyere produced 29koz (100% basis) during Q3 2019. Encouragingly, commercial levels of production (defined as a

minimum total process plant throughput rate of 70% of nameplate capacity, and a minimum average gold recovery of 85% of expected life of mine metallurgical recovery) were achieved at Gruyere at the end of the September quarter, slightly ahead of schedule. Given the fact that throughput rates and gold recoveries have been above expectations during the ramp up, gold production for 2019 is expected to be at the upper end of guidance of 75koz – 100koz (100% basis). The final forecast capital cost is now estimated at A$607m (100% basis, +/- 1%).

Damang
Production at Damang decreased 9% QoQ to 49.7koz from 54.6koz in the June quarter, driven predominantly by lower yield. Ore tonnes mined decreased by 25% QoQ due to completion of mining of the Amoanda pit ahead of plan together with a higher proportion of mining at the west end of the Damang pit complex which has a higher strip ratio. At the end of the September quarter, 33 months into the Damang Reinvestment Project, total material mined amounted to 111Mt (17% ahead of the project schedule) while gold produced was 486koz (21% above plan of 401koz). Project capital spent to date is US$339m compared to plan of US$300m, largely driven by the additional capital waste tonnes mined.

Salares Norte
The EIA process is progressing well and we expect it to be granted before the middle of 2020. We continue to work on a financing plan and have commenced a process to evaluate the possibility of bringing in a partner for the project. Detailed engineering continues and was 47% complete at the end of Q3 2019.

Guidance unchanged
Gold Fields expects to end 2019 on a strong footing and we expect to achieve previous production and all-in cost guidance for the year. This provides us with a solid base to grow production and reduce all-in costs into 2020, enabling the group to generate strong free cash flow.

Attributable equivalent gold production for the Group for 2019 is now expected to be at the upper end of the previously announced range of 2.13Moz to 2.18Moz. AISC is expected to be between US$980/oz and US$995/oz based on the original WGC interpretation. AIC is planned to be between US$1,075/oz and US$1,095/oz. These expectations assume exchange rates of R/US$:14.50 and A$/US$:0.69.

Hedging
As reported in August 2019, Gold Fields entered into select tactical hedges for 2020 during H1 2019. The hedges were entered into in order to underwrite real net debt reduction of US$300-400m by the end of 2020. We do not plan to undertake any other hedging activity for 2020 or beyond. However, in line with our hedging policy, we could look at hedging production at Salares Norte (not the rest of the Group) in order to underwrite the payback for the project.

Nick Holland
Chief Executive Officer
8 November 2019

SALIENT FEATURE AND COST BENCHMARKS

Figures in millions unless otherwise stated		Total Mine Operations Including Equity accounted Joint Venture	Total Mine Operations Excluding Equity accounted Joint Venture	South Africa Region	West Africa Region				South America Region
					Ghana				Peru
				South Deep	Total	Tarkwa	Damang	Asanko* 45%	Cerro Corona
Operating Results	Sept 2019	9,850	9,202	563	5,242	3,437	1,158	648	1,648
Ore milled/treated [o]	June 2019	9,037	8,418	282	5,227	3,441	1,167	619	1,652
(000 tonnes)	Sept 2018	8,878	8,491	387	4,914	3,450	1,077	387	1,712
Yield	Sept 2019	1.8	1.7	3.4 [o]	1.2	1.2	1.3	1.3	1.2
(grams per tonne) [o]	June 2019	1.9	1.9	6.3 [o]	1.3	1.2	1.5	1.4	1.5
	Sept 2018	2.0	2.0	4.0 [o]	1.2	1.1	1.6	1.4	1.5
Gold produced	Sept 2019	540.7	512.6	61.0	205.1	127.3	49.7	28.1	64.8
(000 managed equivalent ounces)	June 2019	559.9	532.0	57.3	216.8	134.2	54.6	27.9	80.3
	Sept 2018	550.7	533.1	49.5	195.5	126.5	51.3	17.6	83.2
Gold sold	Sept 2019	523.2	494.9	58.4	205.4	127.3	49.7	28.4	65.6
(000 managed equivalent ounces)	June 2019	565.6	535.7	58.6	218.7	134.2	54.6	29.9	76.9
	Sept 2018	545.6	527.5	47.3	195.9	126.5	51.3	18.1	80.0
Cost of sales before amortisation	Sept 2019	(374.8)	(350.7)	(64.2)	(141.2)	(82.7)	(34.5)	(24.0)	(39.3)
and depreciation	June 2019	(379.5)	(358.1)	(65.1)	(138.2)	(86.5)	(30.3)	(21.4)	(38.7)
(million)	Sept 2018	(352.2)	(338.7)	(66.1)	(118.6)	(76.0)	(29.1)	(13.5)	(38.9)
Cost of sales before gold inventory	Sept 2019	46	44	120 [Δ]	28	25	34	32	25
change and amortisation and	June 2019	42	42	222 [Δ]	27	26	28	32	24
depreciation (dollar per tonne)	Sept 2018	41	41	178 [Δ]	26	21	34	41	23
Sustaining capital	Sept 2019	(114.4)	(109.5)	(8.0)	(33.9)	(27.1)	(1.9)	(4.9)[&]	(15.5)
(million)	June 2019	(129.5)	(118.4)	(8.3)	(42.3)	(29.7)	(1.5)	(11.0)[&]	(9.5)
(original interpretation)	Sept 2018	(142.5)	(139.0)	(10.5)	(45.3)	(38.3)	(3.5)	(3.5)	(10.7)
Non-sustaining capital	Sept 2019	(20.6)	(19.5)	–	(18.2)	–	(17.1) [#]	(1.1)	–
(million)	June 2019	(66.3) [Δ]	(64.7) [Δ]	–	(24.9)	–	(23.2) [#]	(1.7)	–
(original interpretation)	Sept 2018	(36.3)	(35.9)	(4.8)	(31.5)	–	(31.1) [#]	(0.4)	–
Total capital expenditure	Sept 2019	(134.8)	(128.8)	(8.0)	(52.1)	(27.1)	(18.9)	(6.1)	(15.5)
(million)	June 2019	(195.8) [Δ]	(183.1) [Δ]	(8.3)	(67.2)	(29.7)	(24.7)	(12.7)	(9.5)
	Sept 2018	(178.8)	(174.9)	(15.3)	(76.8)	(38.3)	(34.6)	(3.9)	(10.7)
All-in-sustaining costs	Sept 2019	1,011	1,000	1,258	967	969	842	1,179	698
(dollar per ounce)	June 2019	970	958	1,275	917	958	673	1,180	381
(original interpretation)	Sept 2018	966	960	1,663	900	972	682	1,018	443
All-in-sustaining costs	Sept 2019	940	925	1,258	967	969	842	1,179	604
(dollar per ounce)	June 2019	895	878	1,275	917	958	673	1,180	364
(revised interpretation)	Sept 2018								
Total all-in-cost	Sept 2019	1,057	1,042	1,258	1,067	969	1,185	1,301	698
(dollar per ounce)	June 2019	1,096	1,087	1,275	1,032	958	1,097	1,247	381
	Sept 2018	1,038	1,034	1,764	1,061	972	1,288	1,039	443

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
		Australia					Australia					
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results	Sept 2019	2,396	1,070	307	464	555	2,396	1,070	307	464	555	563
Ore milled/treated	June 2019	1,877	1,152	305	420	–	1,877	1,152	305	420	–	282
(000 tonnes)	Sept 2018	1,866	1,077	310	479	–	1,866	1,077	310	479	–	387
Yield	Sept 2019	2.7	2.2	5.1	4.7	0.8	2.7	2.2	5.1	4.7	0.8	3.4 [o]
(grams per tonne)	June 2019	3.3	2.3	5.8	4.8	–	3.3	2.3	5.8	4.8	–	6.3 [o]
	Sept 2018	3.7	2.6	6.2	4.7	–	3.7	2.6	6.2	4.7	–	4.0 [o]
Gold produced	Sept 2019	209.8	75.2	50.4	69.7	14.6	209.8	75.2	50.4	69.7	14.6	1,897
(000 managed equivalent ounces)	June 2019	205.6	84.6	56.4	64.7	–	205.6	84.6	56.4	64.7	–	1,782
	Sept 2018	222.6	89.2	61.3	72.1	–	222.6	89.2	61.3	72.1	–	1,539
Gold sold	Sept 2019	193.7	78.2	45.7	69.8	–	193.7	78.2	45.7	69.8	–	1,818
(000 managed equivalent ounces)	June 2019	211.5	90.2	56.5	64.8	–	211.5	90.2	56.5	64.8	–	1,822
	Sept 2018	222.1	88.9	61.4	71.8	–	222.1	88.9	61.4	71.8	–	1,472
Cost of sales before amortisation	Sept 2019	(130.1)	(53.2)	(36.2)	(40.7)	–	(189.6)	(77.6)	(52.8)	(59.2)	–	(936.5)
and depreciation	June 2019	(137.5)	(60.7)	(39.3)	(37.5)	–	(196.2)	(86.7)	(56.1)	(53.4)	–	(934.7)
(million)	Sept 2018	(128.6)	(47.5)	(37.6)	(43.6)	–	(176.1)	(64.6)	(51.8)	(59.7)	–	(941.0)
Cost of sales before gold inventory	Sept 2019	78	57	140	88	–	114	82	203	127	–	1,742
change and amortisation and	June 2019	70	49	135	90	–	99	69	192	129	–	3,189
depreciation (dollar per tonne)	Sept 2018	68	43	122	87	–	93	60	168	120	–	2,494
Sustaining capital	Sept 2019	(56.8)	(23.8)	(15.3)	(17.7)	–	(82.9)	(34.6)	(22.5)	(25.8)	–	(117.1)
(million)	June 2019	(69.4)	(25.9)	(26.2)	(17.3)	–	(99.0)	(36.9)	(37.4)	(24.7)	–	(119.2)
(original interpretation)	Sept 2018	(76.0)	(36.4)	(17.7)	(21.9)	–	(103.9)	(49.6)	(24.2)	(30.0)	–	(145.7)
Non-sustaining capital	Sept 2019	(2.5)	–	–	–	(2.5)	(3.7)	–	–	–	(3.7)	–
(million)	June 2019	(41.5)	–	–	–	(41.5)	(59.0)	–	–	–	(59.0)	–
(original interpretation)	Sept 2018	–	–	–	–	–	–	–	–	–	–	(68.7)
Total capital expenditure	Sept 2019	(59.2)	(23.8)	(15.3)	(17.7)	(2.5)	(86.7)	(34.6)	(22.5)	(25.8)	(3.7)	(117.1)
(million)	June 2019	(110.9)	(25.9)	(26.2)	(17.4)	(41.5)	(158.0)	(36.9)	(37.4)	(24.7)	(59.0)	(119.2)
	Sept 2018	(76.0)	(36.4)	(17.7)	(21.9)	–	(103.9)	(49.6)	(24.2)	(30.0)	–	(214.4)
All-in-sustaining costs	Sept 2019	1,041	1,050	1,200	927	–	1,519	1,533	1,756	1,347	–	588,855
(dollar per ounce)	June 2019	1,052	1,029	1,224	936	–	1,502	1,468	1,747	1,335	–	590,492
(original interpretation)	Sept 2018	969	993	945	957	–	1,325	1,355	1,300	1,311	–	758,304
All-in-sustaining costs	Sept 2019	878	873	1,061	763	–	1,280	1,275	1,548	1,109	–	588,855
(dollar per ounce)	June 2019	868	873	983	760	–	1,238	1,245	1,402	1,085	–	590,492
(revised interpretation)	Sept 2018	–	–	–	–	–	–	–	–	–	–	–
Total all-in-cost	Sept 2019	1,054 [ø]	1,050	1,200	927	–	1,538 [ø]	1,533	1,756	1,347	–	588,855
(dollar per ounce)	June 2019	1,249 [ø]	1,029	1,224	936	–	1,781 [ø]	1,468	1,747	1,335	–	590,492
	Sept 2018	969	993	945	957	–	1,325	1,355	1,300	1,311	–	804,998

Average exchange rates were US$1 = R14.63, US$1 = R14.40 and US$1 = R14.03 for the September 2019, June 2019 and September 2018 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.69, A$1 = US$0.70 and A$1 = US$0.73 for the September 2019, June 2019 and September 2018 quarters, respectively.
Figures may not add as they are rounded independently.

[#] Relates to non-sustaining capital expenditure for Damang re-investment project.

* Equity accounted Joint Venture.

[&] Includes Gold Fields 45 per cent share of deferred stripping of US$10.2 million and US$20.5 million for the September 2019 and June 2019 quarters, respectively.

[o] Yield includes underground reef yield of 5.78g/t (321,100t) and surface yield of 0.17g/t (234,000t) in the September quarter compared with 6.33g/t (269,000t) and 3.97g/t (1,400t), respectively, in the June quarter.

[Δ] Includes underground cost of US$204/t and surface cost of US$2/t in the September quarter compared with US$222/t and US$71/t, respectively, in the June quarter.

[ø] Includes Gruyere capital expenditure with no ounces sold reported due to commercial levels of production not achieved until end September.

Review of Operations

Quarter ended 30 September compared with quarter ended 30 June 2019

South Africa region
South Deep Project

		Sept 2019	June 2019
Gold produced	000'oz	**61.0**	57.3
	kg	**1,897**	1,782
Gold sold	000'oz	**58.4**	58.6
	kg	**1,818**	1,822
Yield – underground reef	g/t	**5.78**	6.60
Surface yield	g/t	**0.17**	3.97
Total yield	g/t	**3.37**	6.33
AISC– original interpretation	R/kg	**588,855**	590,492
	US$/oz	**1,258**	1,275
AISC – revised interpretation guidance (WGC November 2018)	R/kg	**588,855**	590,492
	US$/oz	**1,258**	1,275
AIC	R/kg	**588,855**	590,492
	US$/oz	**1,258**	1,275

Gold production increased by 6 per cent from 1,782 kilograms (57,306 ounces) in the June quarter to 1,897 kilograms (60,990 ounces) in the September quarter in line with the 2019 ramp up plan post the restructuring process concluded at the end of 2018.

Total underground tonnes mined increased by 26 per cent from 270,100 tonnes in the June quarter to 339,400 tonnes in the September quarter. Ore tonnes mined increased by 29 per cent from 253,700 tonnes to 328,300 tonnes, while underground waste mined decreased by 32 per cent from 16,400 tonnes to 11,100 tonnes. Underground reef grade mined decreased by 9 per cent from 6.29 grams per tonne to 5.70 grams per tonne. Total gold mined from underground increased by 17 per cent from 1,596 kilograms (51,300 ounces) in the June quarter to 1,872 kilograms (60,200 ounces) in the September quarter.

Total tonnes milled increased by 100 per cent from 281,500 tonnes in the June quarter to 562,700 tonnes in the September quarter. Underground reef tonnes milled increased by 19 per cent from 269,000 tonnes in the June quarter to 321,100 tonnes in the September quarter mainly due to increased stoping volume as a result of improved stope availability. In the September quarter 18 stopes were mined compared with 12 stopes in the June quarter. Underground reef yield decreased by 12 per cent from 6.60 grams per tonne to 5.78 grams per tonne due to mining in lower grade areas.

Surface tailings material treated increased substantially from 1,400 tonnes in the June quarter to 234,300 tonnes in the September quarter mainly due to increased backfill placement capability, enabled by the new CIL circuit being commissioned. In the June quarter re-mining tonnes were not processed for gold recovery but instead were pumped directly underground for backfill (not declared as surface treatment). Post commissioning of the new CIL circuit (which allows for the separating out of underground treatment and surface treatment) re-mining tonnes were again treated for gold recovery prior to being pumped underground for backfill.

Gold recovered from underground amounted to 1,857 kilograms (59,703 ounces). In addition, 40 kilograms (1,286 ounces) were recovered from the treatment of surface material. Surface yield decreased by 96 per cent from 3.97 grams per tonne to 0.17 grams per tonne due to treating 1,400 tonnes of industrial waste material in the June quarter compared with 234,000 tonnes treated in the September quarter comprising of 4,000 tonnes industrial waste and 230,000 tonnes tailings reclamation.

Destress mining increased by 31 per cent from 6,310 square metres in the June quarter to 8,291 square metres in the September quarter. The increase is due to improved operational efficiency as a result of the mine business improvement programs and the reallocation of resources to destress mining as new destress cuts became available.

Longhole stoping increased by 46 per cent from 137,500 tonnes to 200,400 tonnes. Development decreased by 10 per cent from 1,133 metres in the June quarter to 1,015 metres in the September quarter. Development in the current mine areas increased by 7 per cent from 261 metres in the June quarter to 280 metres in the September quarter. Development North of Wrench decreased by 16 per cent from 872 metres in the June quarter to 735 metres in the September quarter due to resources allocated to destress mining and due to development being significantly ahead of requirement.

The current mine contributed 38 per cent of the total ore tonnes in the September quarter compared with 45 per cent of the total ore tonnes in the June quarter. The North of Wrench contributed 62 per cent of the total ore tonnes in the September quarter compared with 55 per cent in the June quarter. The tonnage contribution from longhole stoping increased by 8 per cent from 51 per cent in the June quarter to 59 per cent in the September quarter.

Cost of sales before amortisation and depreciation was similar at R937 million (US$64 million). Cost of sales before gold inventory change and amortisation and depreciation increased by 9 per cent from R898 million (US$62 million) in the June quarter to R981 million (US$67 million) in the September quarter mainly due to increased utilities, contractors and consumable costs in the September quarter due to increased production and two months winter electricity tariffs. This was offset by a gold-in-process credit to cost of R44 million (US$3 million) in the September quarter compared with a charge to cost of R37 million (US$3 million) in the June quarter. The net gold-in-process movement was R81 million (US$6 million).

Capital expenditure decreased by 2 per cent from R119 million (US$8 million) in the June quarter to R117 million (US$8 million) in the September quarter.

Sustaining capital expenditure decreased by 2 per cent from R119 million (US$8 million) in the June quarter to R117 million (US$8 million) in the September quarter due to a decrease in major component and rebuild costs for the mine's fleet. No growth capital expenditure was incurred for the June and September 2019 quarters in line with the operational plan.

All-in sustaining costs and all-in costs decreased marginally from R590,492 per kilogram (US$1,275 per ounce) in the June quarter to R588,855 per kilogram (US$1,258 per ounce) in the September quarter mainly due to higher gold sold, lower sustaining capital expenditure, partially offset by marginally higher cost of sales before amortisation and depreciation.

West Africa region

Ghana
Tarkwa

		Sept 2019	June 2019
Gold produced	000'oz	**127.3**	134.2
Gold sold	000'oz	**127.3**	134.2
Yield	g/t	**1.15**	1.21
AISC – original interpretation	US$/oz	**969**	958
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**969**	958
AIC	US$/oz	**969**	958

Gold production decreased by 5 per cent from 134,200 ounces in the June quarter to 127,300 ounces in the September quarter mainly due to lower feed grade in line with the mining plan.

Total tonnes mined, including capital waste stripping, increased by 3 per cent from 23.4 million tonnes in the June quarter to 24.0 million tonnes in the September quarter. Ore tonnes mined decreased by 8 per cent from 4.0 million tonnes to 3.7 million tonnes in line with the plan.

Operational waste tonnes mined increased by 6 per cent from 11.5 million tonnes to 12.2 million tonnes due to higher operational waste stripping required to expose ore in line with the plan. Capital waste tonnes mined increased by 3 per cent from 7.9 million tonnes to 8.1 million tonnes. Mined grade decreased by 3 per cent from 1.25 grams per tonne to 1.21 grams per tonne due to lower grade ore mined at Akontansi pit. Gold mined decreased by 10 per cent from 159,000 ounces to 143,100 ounces as a result of decreased ore tonnes and grade mined. The strip ratio increased from 4.9 to 5.5 due to higher stripping at Teberebie pit.

The CIL plant throughput was similar at 3.4 million tonnes. Yield decreased by 5 per cent from 1.21 grams per tonne to 1.15 grams per tonne mainly due to lower grade ore mined and fed.

Cost of sales before amortisation and depreciation decreased by 5 per cent from US$87 million to US$83 million mainly due to lower operational costs and a gold-in-process credit to cost of US$5 million in both quarters.

Capital expenditure decreased by 10 per cent from US$30 million to US$27 million due to lower capital waste stripping and timing of tailings storage construction.

All-in sustaining costs and total all-in cost increased by 1 per cent from US$958 per ounce in the June quarter to US$969 per ounce in the September quarter due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

Damang

		Sept 2019	June 2019
Gold produced	000'oz	**49.7**	54.6
Gold sold	000'oz	**49.7**	54.6
Yield	g/t	**1.34**	1.46
AISC – original interpretation	US$/oz	**842**	673
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**842**	673
AIC	US$/oz	**1,185**	1,097

Gold production decreased by 9 per cent from 54,600 ounces in the June quarter to 49,700 ounces in the September quarter mainly due to lower yield.

Total tonnes mined, including capital stripping, remained similar at 8.4 million tonnes.

Ore tonnes mined, decreased by 25 per cent from 1.34 million tonnes in the June quarter to 1.00 million tonnes in the September quarter due to Amoanda pit completion ahead of schedule and an increase in mining at the west end of Damang pit complex (DPC) with a relatively high strip ratio. Total waste tonnes mined increased by 4 per cent from 7.1 million tonnes to 7.4 million tonnes due to higher productivity at the DPC. Capital waste tonnes, included in total waste tonnes, decreased by 31 per cent from 5.8 million tonnes to 4.0 million tonnes due to geotechnical works at the east wall of Damang Pit Cutback. These works included installation of geotechnical rock fall barriers (fencing) which included drilling and installation of base plates, mounting of posts and attachment of mesh to the posts.

Operational waste tonnes mined increased by 162 per cent from 1.3 million tonnes to 3.4 million tonnes due to high volumes mined from the west end of DPC which has a relatively higher strip ratio. In the September quarter total tonnes mined at Amoanda pit were 0.1 million tonnes, at Saddle 1.3 million tonnes and at Damang Pit Cutback (DPCB) 7.0 million tonnes.

Grade mined increased by 1 per cent from 1.57 grams per tonne to 1.59 grams per tonne due to higher grade material mined from Saddle pit. Gold mined decreased by 24 per cent from 67,500 ounces to 51,300 ounces due to lower tonnes mined as a result of the end of life of the Amoanda pit. The strip ratio increased from 5.3 to 7.4 due to more waste tonnes mined from the West of DPC.

Tonnes processed decreased by 1 per cent from 1.17 million tonnes in the June quarter to 1.16 million tonnes in the September quarter. Yield decreased by 8 per cent from 1.46 grams per tonne to 1.34 grams per tonne due to lower feed grade. The lower feed grade is mainly due to lower stockpile grade fed to supplement ore tonnes mined. In the September quarter, tonnes milled were sourced as follows: 0.72 million tonnes at 1.70 grams per tonne from the pits and 0.44 million tonnes at 1.33 grams per tonne from stockpiles. This compared with 0.96 million tonnes at 1.68 grams per tonne from the pits and 0.21 million tonnes at 1.53 grams per tonne from stockpiles in the June quarter.

Cost of sales before amortisation and depreciation increased by 17 per cent from US$30 million in the June quarter to US$35 million in the September quarter, mainly due to higher operating tonnes mined.

Capital expenditure decreased by 24 per cent from US$25 million in the June quarter to US$19 million in the September quarter due to lower capital waste tonnes mined.

Sustaining capital expenditure was similar at US$2 million. Non-sustaining capital expenditure decreased by 26 per cent from US$23 million to US$17 million mainly due to lower capital waste mined.

All-in sustaining costs increased by 25 per cent from US$673 per ounce in the June quarter to US$842 per ounce in the September quarter mainly due to lower gold sold and higher cost of sales before amortisation and depreciation.

All-in costs increased by 8 per cent from US$1,097 per ounce in the June quarter to US$1,185 per ounce in the September quarter due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower non-sustaining capital expenditure.

At the end of the September 2019 quarter, 33 months into the Damang Reinvestment Project (DRP 40m), total material mined amounts to 111 million tonnes, 17 per cent ahead of the project schedule. Gold produced for the same period was 485,930 ounces, 21 per cent above the DRP ounces of 401,230. The project capital spent to date is US$339 million versus the DRP to date of US$300 million, largely driven by the additional capital waste tonnes mined.

Asanko (Equity accounted Joint Venture)

		Sept 2019	June 2019
Gold produced	000'oz	**62.4**	62.1
Gold sold	000'oz	**63.0**	66.3
Yield	g/t	**1.34**	1.39
AISC – original interpretation	US$/oz	**1,179**	1,180
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**1,179**	1,180
AIC	US$/oz	**1,301**	1,247

All figures in table on a 100 per cent basis

Gold production increased by 1 per cent from 62,100 ounces in the June quarter to 62,400 ounces in the September quarter.

Total tonnes mined decreased by 16 per cent from 8.9 million tonnes in the June quarter to 7.5 million tonnes in the September quarter. Ore tonnes mined was similar at 1.1 million tonnes. Grade mined decreased by 5 per cent from 1.55 grams per tonne in the June quarter to 1.47 grams per tonne in the September quarter.

Total waste tonnes mined decreased by 18 per cent from 7.8 million tonnes in the June quarter to 6.4 million tonnes in the September quarter. The strip ratio decreased by 22 per cent from 7.4 in the June quarter to 5.8 in the September quarter. The decrease in strip ratio and waste tonnes mined in the September quarter was mainly due to waste mining from the Cut 2 pushback at Nkran nearing completion in the September quarter.

Operating waste tonnes mined increased by 46 per cent from 2.8 million tonnes in the June quarter to 4.1 million tonnes in the September quarter. Capital waste tonnes mined decreased by 54 per cent from 5.0 million tonnes in the June quarter to 2.3 million tonnes in the September quarter.

The plant throughput was similar at 1.4 million tonnes. Yield decreased by 4 per cent from 1.39 grams per tonne in the June quarter to 1.34 grams per tonne in the September quarter. In the September quarter, total tonnes processed exceeded the ore tonnes mined. Total tonnes processed included 345,000 tonnes fed from the ROM stockpile at an average grade of 1.35 grams per tonne and 1 094 000 tonnes from the pits at a grade of 1.44 grams per tonne. This compared with 319,000 tonnes that were fed from the ROM stockpile at an average grade of 1.31 grams per tonne and 1 056 000 tonnes from the pits at a grade of 1.55 grams per tonne in the June quarter.

Gold Fields' 45 per cent share of gold produced and gold sold amounted to 28,100 ounces and 28,400 ounces for the September quarter, respectively and 27,900 ounces and 29,900 ounces for the June quarter.

Cost of sales before amortisation and depreciation increased by 13 per cent from US$47 million in the June quarter to US$53 million in the September quarter mainly due to higher operational waste tonnes mined of 1.3 million tonnes in the September quarter. Capital expenditure decreased by 50 per cent from US$28 million in the June quarter to US$14 million in the September quarter and included deferred stripping of US$20 million and US$10 million,

respectively. Capital expenditure decreased due to a decrease in deferred stripping as a result of the Cut 2 pushback at Nkran nearing completion as well as lower expenditure on the tailings storage lift during the September quarter.

Sustaining capital decreased by 54 per cent from US$25 million in the June quarter to US$11 million in the September quarter. Non-sustaining capital was similar at US$3 million.

Gold Fields share of cost of sales before amortisation and depreciation increased by 14 per cent from US$21 million to US$24 million. Gold Fields share of capital expenditure decreased by 54 per cent from US$13 million in the June quarter to US$6 million in the September quarter. Gold Fields share of sustaining capital decreased by 55 per cent from US$11 million in the June quarter to US$5 million in the September quarter. Gold Fields share of non-sustaining capital decreased from US$2 million in the June quarter to US$1 million in the September quarter.

All-in sustaining costs decreased marginally from US$1,180 per ounce in the June quarter to US$1,179 per ounce in the September quarter.

All-in costs increased by 4 per cent from US$1,247 per ounce in the June quarter to US$1,301 per ounce in the September quarter mainly due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

South America region
Peru
Cerro Corona

		Sept 2019	June 2019
Gold produced	000'oz	**35.0**	40.9
Copper produced	tonnes	**7,488**	8,357
Total equivalent gold produced	000'eq oz	**64.8**	80.3
Total equivalent gold sold	000'eq oz	**65.6**	76.9
Yield – gold	g/t	**0.69**	0.80
– copper	per cent	**0.47**	0.53
– combined	eq g/t	**1.22**	1.51
AISC – original interpretation	US$/oz	**698**	381
AISC	US$/eq oz	**929**	719
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**604**	364
	US$/eq oz	**877**	710
AIC	US$/oz	**698**	381
AIC	US$/eq oz	**929**	719
Gold price*	US$/oz	**1,466**	1,301
Copper price*	US$/t	**5,819**	6,146

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 14 per cent from 40,900 ounces in the June quarter to 35,000 ounces in the September quarter due to lower grades mined and processed and lower recovery. Copper production decreased by 10 per cent from 8,357 tonnes to 7,488 tonnes due to lower grade mined and processed. Equivalent gold production decreased by 19 per cent from 80,300 ounces to 64,800 ounces mainly due to lower grade processed in line with the mining sequence and lower price factor.

Gold head grade decreased by 10 per cent from 1.22 grams per tonne to 1.10 grams per tonne and gold recoveries decreased from 65.7 per cent to 62.8 per cent mainly due to the elevated but localised arsenic content. Copper head grade decreased by 8 per cent from 0.59 per cent to 0.54 per cent in line with the mining sequence and copper recoveries decreased from 89.5 per cent to

88.3 per cent. As a result of the above, gold yield decreased by 14 per cent from 0.80 grams per tonne to 0.69 grams per tonne. Copper yield decreased by 11 per cent from 0.53 per cent to 0.47 per cent.

In the September quarter, concentrate with a payable content of 36,372 ounces of gold was sold at an average price of US$1,480 per ounce and 7,475 tonnes of copper was sold at an average price of US$4,948 per tonne, net of treatment and refining charges. This compared with 39,901 ounces of gold that was sold at an average price of US$1,292 per ounce and 8,017 tonnes of copper that was sold at an average price of US$5,289 per tonne, net of treatment and refining charges, in the June quarter.

Total tonnes mined increased by 16 per cent from 5.45 million tonnes in the June quarter to 6.31 million tonnes in the September quarter mainly due to higher ore and waste mined in line with the mining sequence. Ore mined increased by 18 per cent from 1.76 million tonnes to 2.07 million tonnes. Operational waste tonnes mined increased by 15 per cent from 3.69 million tonnes to 4.24 million tonnes in line with the mining plan. The strip ratio decreased from 2.10 to 2.05.

Ore processed was similar at 1.65 million tonnes.

Cost of sales before amortisation and depreciation was similar at US$39 million. The gold-in-process credit to cost of US$2 million in the September quarter compared with a credit to cost of US$1 million in the June quarter due to a higher amount of low grade ore stockpiled in the September quarter.

Capital expenditure increased by 60 per cent from US$10 million to US$16 million due to an increase in construction activities at the tailings dam and waste storage facilities during the dry season.

All-in cost per gold ounce increased by 83 per cent from US$381 per ounce in the June quarter to US$698 per ounce in the September quarter mainly due to higher capital expenditure, lower by-product credit due to lower copper price received and lower gold sold. All-in cost per equivalent ounce increased by 29 per cent from US$719 per equivalent ounce to US$929 per equivalent ounce due to higher capital expenditure and lower equivalent ounces sold.

Australia region
St Ives

			Sept 2019	June 2019
Gold produced		000'oz	**75.2**	84.6
Gold sold		000'oz	**78.2**	90.2
Yield	– underground	g/t	**3.35**	3.44
	– surface	g/t	**1.58**	1.80
	– combined	g/t	**2.19**	2.28
AISC – original interpretation		A$/oz	**1,533**	1,468
		US$/oz	**1,050**	1,029
AISC – revised interpretation guidance (WGC November 2018)		A$/oz	**1,275**	1,245
		US$/oz	**873**	873
AIC		A$/oz	**1,533**	1,468
		US$/oz	**1,050**	1,029

Gold production decreased by 11 per cent from 84,600 ounces in the June quarter to 75,200 ounces in the September quarter due to reduced ore tonnes processed as a result of a seven-day mill maintenance shutdown as well as lower grades of ore processed.

Total ore tonnes mined increased by 8 per cent from 1.3 million tonnes in the June quarter to 1.4 million tonnes in the September quarter.

Total underground ore tonnes mined decreased by 3 per cent from 311,200 tonnes in the June quarter to 301,800 tonnes in the September quarter. Grade mined increased by 7 per cent from 3.65 grams per tonne to 3.90 grams per tonne and resultant gold mined increased by 4 per cent from 36,500 ounces in the June quarter to 37,800 ounces in the September quarter. In the September quarter tonnes mined were sourced as follows: 243,600 tonnes at 3.9 grams per tonne from Invincible, 54,600 tonnes at 4.1 grams per tonne from Cave Rocks and 3,600 tonnes at 2.2 grams per tonne from Hamlet. This compared with 243,900 tonnes at 3.8 grams per tonne from Invincible, 50,600 tonnes at 3.4 grams per tonne from Cave Rocks and 16,700 tonnes at 2.9 grams per tonne from Hamlet in the June quarter.

At the Hamlet underground operation, mining of the main ore body is winding up with mine activities to be concluded by the end of 2019. Simultaneously the higher-grade Hamlet North ore body is being developed with first production ore expected during the March 2020 quarter. Remnant mining of lower levels at the Cave Rocks underground mine continued in the September quarter with mining activities at Cave Rocks to be concluded by the end of 2019.

Total tonnes mined at the open pits, decreased by 9 per cent from 3.4 million tonnes in the June quarter to 3.1 million tonnes in the September quarter.

At the open pit operations, ore tonnes mined increased by 10 per cent from 1.0 million tonnes in the June quarter to 1.1 million tonnes in the September quarter. Grade mined from open pits decreased by 5 per cent from 1.67 grams per tonne to 1.59 grams per tonne reflecting the lower grade ore mined from Neptune pit in the September quarter. Gold mined from the open pits increased by 10 per cent from 51,900 ounces to 56,900 ounces. In the September quarter, tonnes mined were sourced as follows: 0.7 million tonnes at 1.24 grams per tonne from Neptune and 0.4 million tonnes at 2.11 grams per tonne from Invincible. This compared with 0.6 million tonnes at 1.32 grams per tonne from Neptune and 0.4 million tonnes at 2.16 grams per tonne from Invincible in the June quarter.

Operational waste tonnes mined increased by 125 per cent from 0.8 million tonnes in the June quarter to 1.8 million tonnes in the September quarter with Neptune stage 5 moving to operational waste stripping and capital waste tonnes mined decreased by 88 per cent from 1.6 million tonnes to 0.2 million tonnes with lower capital waste mining at Neptune stage 5. The strip ratio decreased from 2.5 to 1.8 with lower waste mining at Neptune.

Ounces mined at the total St Ives complex increased by 7 per cent from 88,300 ounces in the June quarter to 94,700 ounces in the September quarter. At the end of the September quarter, stockpiled Neptune high-grade oxide material amounted to 1,075,800 tonnes at 1.21 grams per tonne, Invincible amounted to 133,300 tonnes at 2.12 grams per tonne and A5 amounted to 173,600 tonnes at 1.41 grams per tonne. This compared with Neptune high-grade oxide material that amounted to 663,200 tonnes at 1.23 grams per tonne, Invincible that amounted to 191,900 tonnes at 2.91 grams per tonne and A5 that amounted to 174,000 tonnes at 1.46 grams per tonne at the end of the June quarter. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Throughput at the Lefroy mill decreased by 7 per cent from 1.15 million tonnes in the June quarter to 1.07 million tonnes in the September quarter mainly due to a seven-day maintenance shutdown to perform mill relining work. Yield decreased by 4 per cent from 2.28 grams per tonne to 2.19 grams per tonne due to lower grade of ore mined in the blend and approximately 4,000 ounces left within the circuit at the end of the September quarter 2019 which will be produced in the next quarter.

Cost of sales before amortisation and depreciation decreased by 10 per cent from A$87 million (US$62 million) in the June quarter to A$78 million (US$53 million) in the September quarter. The gold inventory credit to cost of A$11 million (US$7 million) in the September quarter compared with a charge to cost of A$7 million (US$5 million) in the June quarter, partially offset by increased mining cost of A$8 million (US$5 million) due to increased ore and operational waste mined at the open pits in the September quarter.

Capital expenditure decreased by 5 per cent from A$37 million (US$26 million) to A$35 million (US$24 million) due to decreased capital development in the September quarter.

All-in cost increased by 4 per cent from A$1,468 per ounce (US$1,029 per ounce) in the June quarter to A$1,533 per ounce (US$1,050 per ounce) in the September quarter due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

Agnew

		Sept 2019	June 2019
Gold produced	000'oz	**50.4**	56.4
Gold sold	000'oz	**45.7**	56.4
Yield	g/t	**5.10**	5.75
AISC – original interpretation	A$/oz	**1,756**	1,747
	US$/oz	**1,200**	1,224
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,548**	1,402
	US$/oz	**1,061**	983
AIC	A$/oz	**1,756**	1,747
	US$/oz	**1,200**	1,224

Gold production decreased by 11 per cent from 56,400 ounces in the June quarter to 50,400 ounces in the September quarter due to lower grades mined and processed.

Ore mined from underground increased by 20 per cent from 299,100 tonnes in the June quarter to 360,200 tonnes in the September quarter. Mined grade decreased by 23 per cent from 6.38 grams per tonnes to 4.90 grams per tonne due to increased material mined from the lower grade portion of Waroonga North area.

Deteriorating ground conditions in the FBH ore body during the June quarter 2019, precipitated a change in mining plans to expand production from the Waroonga North ore body. Certain areas of the Waroonga North area ore body were associated with lower grades which had the effect of reducing the overall mining grades. Due to the FBH conditions, the mining rate of FBH slowed down with additional development to allow 'just in time' stoping activities.

The delay in FBH and the resequencing of Waroonga North had a negative impact on the September quarter ounce production. Additional development was also undertaken at New Holland to assist in opening up additional mining fronts.

Gold mined decreased by 8 per cent from 61,300 ounces in the June quarter to 56,700 ounces in the September quarter. In the September quarter tonnes mined were sourced as follows: 206,800 tonnes at 5.7 grams per tonne from Waroonga and 153,400 tonnes at 3.8 grams per tonne from New Holland. This compared with 168,200 tonnes at 8.2 grams per tonne from Waroonga and 130,900 tonnes at 4.0 grams per tonne from New Holland in the June quarter. The decline in the Waroonga grade is mainly due to lower grade and ore tonnes from the Bengal ore body in line with the mining sequence and due to lower grades in the early stages of Waroonga North.

Tonnes processed increased by 1 per cent from 304,600 tonnes in the June quarter to 307,000 tonnes in the September quarter. The combined yield decreased by 11 per cent from 5.75 grams per tonne to 5.10 grams per tonne due to lower grade ore mined.

Cost of sales before amortisation and depreciation decreased by 5 per cent from A$56 million (US$39 million) in the June quarter to A$53 million (US$36 million) in the September quarter. The decrease was due to a gold inventory credit to cost of A$10 million (US$7 million) in the September quarter compared with A$2 million (US$2 million) in the June quarter and a decrease of A$2 million (US$1 million) in the cost of employee accommodation following the commissioning of the new accommodation village on site. These decreases were partially offset by an increase in mining cost of A$6 million (US$4 million) due to increased ore mined.

Capital expenditure decreased by 38 per cent from A$37 million (US$26 million) to A$23 million (US$15 million) mainly due to the completion of the new accommodation village and lower capital development at Waroonga in the September quarter.

All-in cost increased by 1 per cent from A$1,747 per ounce (US$1,224 per ounce) in the June quarter to A$1,756 per ounce (US$1,200 per ounce) in the September quarter due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

Granny Smith

		Sept 2019	June 2019
Gold produced	000'oz	**69.7**	64.7
Gold sold	000'oz	**69.8**	64.8
Yield	g/t	**4.67**	4.79
AISC – original interpretation	A$/oz	**1,347**	1,335
	US$/oz	**927**	936
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,109**	1,085
	US$/oz	**763**	760
AIC	A$/oz	**1,347**	1,335
	US$/oz	**927**	936

Gold production increased by 8 per cent from 64,700 ounces in the June quarter to 69,700 ounces in the September quarter mainly due to increased ore processed.

Ore mined from underground increased by 6 per cent from 425,600 tonnes to 450,900 tonnes due to increased ore development in the September quarter resulting in increased flexibility and availability of production stoping fronts. Grade mined decreased by 1 per cent from 5.16 grams per tonne in the June quarter to 5.12 grams per tonne in the September quarter in line with the mining sequence. As a result, overall ounces mined increased by 5 per cent from 70,700 ounces in the June quarter to 74,300 ounces in the September quarter.

Tonnes processed increased by 11 per cent from 419,900 tonnes in the June quarter to 464,100 tonnes in the September quarter due to increased ore availability. The yield decreased by 3 per cent from 4.79 grams per tonne to 4.67 grams per tonne due to lower grade mined.

Cost of sales before amortisation and depreciation increased by 11 per cent from A$53 million (US$38 million) in the June quarter to A$59 million (US$41 million) in the September quarter due to increased ore tonnes mined and a major relining of the SAG Mill in the September quarter.

Capital expenditure increased by 4 per cent from A$25 million (US$17 million) in the June quarter to A$26 million (US$18 million) in the September quarter mainly due to increased exploration expenditure.

All-in cost increased by 1 per cent from A$1,335 per ounce (US$936 per ounce) in the June quarter to A$1,347 per ounce (US$927 per ounce) in the September quarter due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by and higher gold sold.

Gruyere

		Sept 2019	June 2019
Gold produced	000'oz	**29.1**	–
Gold sold*	000'oz	**28.6**	–
Yield	g/t	**0.82**	–

All figures in table on a 100 per cent basis

* Gold sold was credited to capital prior to commercial levels of production being achieved

Gold production commenced in the September quarter with 29,100 ounces produced in the September quarter. Approximately 3,000 ounces were left within the circuit and will be produced in the next quarter. Commercial levels of production were achieved at the end of the September quarter.

Commissioning of the final components at the process plant was achieved in the September quarter with the SAG and ball mills operating steadily. Plant availability for the September quarter was at 73.4 per cent (82.4 per cent for the September month), while the percentage of nameplate capacity (8.2 million tonnes per annum) achieved for the September quarter was 55.6 per cent (75 per cent in the September month).

The final forecast capital cost (FFC) is estimated at A$607 million (level of accuracy range + 1 per cent/-1 per cent).

In accordance with the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10 per cent of costs overruns, excluding scope changes and force majeure costs. Consequently, Gold Fields share of the estimated FFC of A$607 million (+/- 1 per cent) is approximately A$329 million. This has all been incurred by the end of September 2019.

Ore mined from the Gruyere open pit increased by 24 per cent from 1.7 million tonnes in the June quarter to 2.1 million tonnes in the September quarter with additional low-grade material of 400,000 tonnes mined within the pit shell contributing to the ore tonnes and grade. Grade mined increased by 5 per cent from 0.84 grams per tonne in the June quarter to 0.88 grams per tonne in the September quarter and resultant ounces mined increased by 30 per cent from 46,000 ounces in the June quarter to 59,700 ounces in the September quarter.

Grade control drilling has identified additional ore above the cut-off grade but below the average life of mine grade. This additional ore is still within the existing pit shell and would otherwise be categorised as waste. The strategy is to stockpile the lower grade ore above the cut-off grade and to preferentially process the high-grade ore.

At the end of the September quarter stockpiled material amounted to 84,100 ounces (3.3 million tonnes at 0.79 grams per tonne) compared with 64,000 ounces (2.5 million tonnes at 0.82 grams per tonne) in the June quarter.

Ore tonnes processed in the September quarter were 1.1 million tonnes and yield was at 0.82 grams per tonne with total production of 29,100 ounces. The reduced yield was due to preferential treatment of low grade ore during the start-up in order to test the integrity of the circuit as well as building up a baseline of gold-in-circuit.

UNDERGROUND AND SURFACE

United States Dollars

Imperial ounces with metric tonnes and grade		Total Mine Operations Including Equity accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Granny Smith	Gruyere 50%
Tonnes mined	**Sept 2019**	**1,441**	**328**	**–**	**–**	**–**	**–**		**1,113**	**302**	**360**	**451**	**–**
(000 tonnes)*	June 2019	1,290	254	–	–	–	–	–	1,036	311	299	426	–
– underground ore	Sept 2018	1,314	277	–	–	–	–	–	1,037	275	302	461	–
	Sept 2019	**572**	**11**	**–**	**–**	**–**	**–**	**–**	**561**	**225**	**161**	**175**	**–**
– underground waste	June 2019	623	16	–	–	–	–	–	607	217	214	175	–
	Sept 2018	42	42	–	–	–	–	–	–	–	–	–	–
	Sept 2019	**9,403**	**–**	**5,163**	**3,666**	**1,000**	**497**	**2,070**	**2,170**	**1,115**	**–**	**–**	**1,055**
– surface ore	June 2019	9,341	–	5,766	3,951	1,340	475	1,760	1,815	966	–	–	849
	Sept 2018	7,645	–	5,352	3,511	1,317	525	1741	552	552	–	–	–
	Sept 2019	**11,416**	**339**	**5,163**	**3,666**	**1,000**	**497**	**2,070**	**3,844**	**1,642**	**521**	**626**	**1,055**
– total	June 2019	11,254	270	5,766	3,951	1,340	475	1,760	3,458	1,494	513	601	849
	Sept 2018	9,000	319	5,352	3,511	1,317	525	1,741	1,589	827	302	461	–
Grade mined	**Sept 2019**	**4.9**	**5.7**	**–**	**–**	**–**	**–**	**–**	**4.7**	**3.9**	**4.9**	**5.1**	**–**
(grams per tonne)	June 2019	5.3	6.3	–	–	–	–	–	5.1	3.6	6.4	5.2	–
– underground ore	Sept 2018	5.6	6.1	–	–	–	–	–	5.3	3.9	7.0	4.9	–
	Sept 2019	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2019	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2019	**1.2**	**–**	**1.3**	**1.2**	**1.6**	**1.5**	**1.0**	**1.2**	**1.6**	**–**	**–**	**0.9**
– surface ore	June 2019	1.3	–	1.3	1.3	1.6	1.6	1.2	1.3	1.7	–	–	0.8
	Sept 2018	1.4	–	1.4	1.2	1.7	1.5	1.1	2.3	2.3	–	–	–
	Sept 2019	**1.6**	**5.5**	**1.3**	**1.2**	**1.6**	**1.5**	**1.0**	**2.4**	**2.1**	**4.9**	**5.1**	**0.9**
– total	June 2019	1.8	5.9	1.3	1.3	1.6	1.6	1.2	2.7	2.2	6.4	5.2	0.8
	Sept 2018	2.0	5.3	1.4	1.2	1.7	1.5	1.1	4.3	2.9	7.0	4.9	–
Gold mined	**Sept 2019**	**229.0**	**60.2**	**–**	**–**	**–**	**–**	**–**	**168.8**	**37.8**	**56.7**	**74.3**	**–**
(000 ounces)*	June 2019	219.8	51.3	–	–	–	–	–	168.5	36.5	61.3	70.7	–
– underground ore	Sept 2018	230.2	54.6	–	–	–	–	–	175.6	34.8	67.7	73.2	–
	Sept 2019	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2019	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2019	**371.3**	**–**	**217.8**	**143.1**	**51.3**	**23.5**	**66.8**	**86.7**	**56.9**	**–**	**–**	**29.8**
– surface ore	June 2019	391.5	–	250.2	159.0	67.5	23.7	66.4	74.9	51.9	–	–	23.0
	Sept 2018	339.6	0.4	233.7	136.4	72.7	24.7	64.0	41.6	41.6	–	–	–
	Sept 2019	**600.3**	**60.2**	**217.8**	**143.1**	**51.3**	**23.5**	**66.8**	**255.5**	**94.7**	**56.7**	**74.3**	**29.8**
– total	June 2019	611.2	51.3	250.2	159.0	67.5	23.7	66.4	243.3	88.3	61.3	70.7	23.0
	Sept 2018	569.9	54.9	233.7	136.4	72.7	24.7	64.0	217.3	76.5	67.7	73.2	–
Ore milled/treated	**Sept 2019**	**1,458**	**321**	**–**	**–**	**–**	**–**	**–**	**1,137**	**366**	**307**	**464**	**–**
(000 tonnes)	June 2019	1,331	269	–	–	–	–	–	1,062	338	305	420	–
– underground ore	Sept 2018	1,264	271	–	–	–	–	–	993	204	310	479	–
	Sept 2019	**7**	**7**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2019	11	11	–	–	–	–	–	–	–	–	–	–
	Sept 2018	42	42	–	–	–	–	–	–	–	–	–	–
	Sept 2019	**8,384**	**234**	**5,242**	**3,437**	**1,158**	**648**	**1,648**	**1,259**	**704**	**–**	**–**	**555**
– surface ore	June 2019	7,753	1	5,227	3,441	1,167	619	1,652	873	815	–	–	58
	Sept 2018	7,572	73	4,914	3,450	1,077	387	1,712	873	873	–	–	–
	Sept 2019	**9,850**	**563**	**5,242**	**3,437**	**1,158**	**648**	**1,648**	**2,396**	**1,070**	**307**	**464**	**555**
– total	June 2019	9,095	282	5,227	3,441	1,167	619	1,652	1,935	1,152	305	420	58
	Sept 2018	8,878	387	4,914	3,450	1,077	387	1,712	1,866	1,077	310	479	–
Yield	**Sept 2019**	**4.7**	**5.8**	**–**	**–**	**–**	**–**	**–**	**4.4**	**3.3**	**5.1**	**4.7**	**–**
(grams per tonne)	June 2019	5.0	6.6	–	–	–	–	–	4.6	3.4	5.8	4.8	–
– underground ore	Sept 2018	4.9	5.6	–	–	–	–	–	4.9	3.7	6.2	4.7	–
	Sept 2019	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2019	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2019	**1.2**	**0.2**	**1.2**	**1.2**	**1.3**	**1.3**	**1.2**	**1.2**	**1.6**	**–**	**–**	**0.8**
– surface ore	June 2019	1.4	4.0	1.3	1.2	1.5	1.4	1.5	1.7	1.8	–	–	–
	Sept 2018	1.5	0.1	1.2	1.1	1.6	1.4	1.5	2.3	2.3	–	–	–
	Sept 2019	**1.7**	**3.4**	**1.2**	**1.2**	**1.3**	**1.3**	**1.2**	**2.7**	**2.2**	**5.1**	**4.7**	**0.8**
– combined	June 2019	1.9	6.3	1.3	1.2	1.5	1.4	1.5	3.3	2.3	5.8	4.8	–
	Sept 2018	2.0	4.0	1.2	1.1	1.6	1.4	1.5	3.7	2.6	6.2	4.7	–
Gold produced	**Sept 2019**	**219.2**	**59.7**	**–**	**–**	**–**	**–**	**–**	**159.5**	**39.4**	**50.4**	**69.7**	**–**
(000 ounces)	June 2019	215.5	57.1	–	–	–	–	–	158.4	37.3	56.4	64.7	–
– underground ore	Sept 2018	207.1	49.2	–	–	–	–	–	157.9	24.5	61.3	72.1	–
	Sept 2019	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2019	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2019	**321.5**	**1.3**	**205.1**	**127.3**	**49.7**	**28.1**	**64.8**	**50.3**	**35.7**	**–**	**–**	**14.6**
– surface ore	June 2019	344.4	0.2	216.7	134.2	54.6	27.9	80.3	47.2	47.2	–	–	–
	Sept 2018	343.8	0.3	195.5	126.5	51.3	17.6	83.2	64.7	64.7	–	–	–
	Sept 2019	**540.7**	**61.0**	**205.1**	**127.3**	**49.7**	**28.1**	**64.8**	**209.8**	**75.2**	**50.4**	**69.7**	**14.6**
– total	June 2019	559.9	57.3	216.7	134.2	54.6	27.9	80.3	205.6	84.6	56.4	64.7	–
	Sept 2018	550.7	49.5	195.5	126.5	51.3	17.6	83.2	222.6	89.2	61.3	72.1	–
Cost of sales before gold inventory change and amortisation and depreciation	**Sept 2019**	**125**	**204**	**–**	**–**	**–**	**–**	**–**	**103**	**90**	**140**	**88**	**–**
(dollar per tonne)	June 2019	130	222	–	–	–	–	–	106	98	135	90	–
– underground	Sept 2018	131	221	–	–	–	–	–	86	30	122	87	–
	Sept 2019	**28**	**2**	**29**	**25**	**34**	**35**	**25**	**39**	**39**	**–**	**–**	**–**
– surface	June 2019	26	71	27	26	28	32	24	26	28	–	–	–
	Sept 2018	26	2	26	21	34	41	23	47	47	–	–	–
	Sept 2019	**43**	**120**	**29**	**25**	**34**	**35**	**25**	**78**	**57**	**140**	**88**	**–**
– total	June 2019	42	222	27	26	28	32	24	70	49	135	90	–
	Sept 2018	41	178	26	21	34	41	23	68	43	122	87	–

* Excludes surface material at South Deep.

CERTAIN FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects", "hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;
- the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields' operations, projects or joint ventures;
- the occurrence of work stoppages related to health and safety incidents at Gold Fields' operations, projects or joint ventures;
- the Group's loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
- ongoing or future labour disruptions and industrial actions at Gold Fields' operations, projects or joint ventures;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields' mining and mineral rights;
- fraud, bribery or corruption at Gold Fields' operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Taryn Harmse
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: taryn.harmse@goldfields.com

Registered office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor

 J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

Transfer secretaries

South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail:enquires@linkgroup.co.uk

Website
WWW.GOLDFIELDS.COM

Listings
JSE / NYSE / GFI
SWX: GOLI

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• *(Chief Executive Officer)*   PA Schmidt• *(Chief Financial Officer)*
A Andani#°   PJ Bacchus°   TP Goodlace°   C Letton°   P Mahanyele-Dabengwa•   SP Reid°   YGH Suleman°
^ Australian   * British   # Ghanaian
° Independent Director • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 8 November 2019

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer